Deutsche Bank

August 8, 2002

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate [redacted]
450 Fifth Street, N.W.
Washington, D.C. 205

02049233

Re: Menzies Gold - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Menzies Gold, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Menzies Gold. The SEC file number relating to such exemption is 82-4536.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g). I have provided a SASE for that purpose.

Thank you.

Sincerely,

Paul Martin
Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
As ADR Depositary

Attached:

- Letter to Australian Stock Exch re: *Drilling Results, King Solomon Mines*
- Letter to Australian Stock Exch re: JV with Thundelarra 29-May-02
- Letter to Australian Stock Exch re: JV with Thundelarra 31-May-02
- Quarterly Report - June 2002
- Quarterly Report - March 2002
- 2001 Annual report

8/19

Confirmation copy

22 May 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY, NSW 2000 **Facsimile: 1300 300 021**

Dear Sir

Drilling results from Menzies 100% owned King Solomon Mines Operation (Murchison Gold Project)

Follow-up and infill Reverse Circulation (RC) drilling at the Rocksteady prospect has returned encouraging gold intersections. Results include:

18 metres @ 5.35 g/t gold
11 metres @ 10.53 g/t gold
9 metres @ 5.52 g/t gold
11 metres @ 6.18 g/t gold
13 metres @ 5.70 g/t gold

Rocksteady is situated five kilometres southwest of the treatment plant, 100% owned by Menzies Gold Ltd through the King Solomon Mines Operation. The treatment plant is now in full operation, currently processing ore from the Brandy Hill mine. The plant, which has a design capacity of 300,000tpa, is operating well, and produced 1,625 ounces of gold for the first three weeks of full production in April.

Mineralisation at Rocksteady remains open at depth and along strike, and is part of a small resource (108,000 tonnes @ 3.5 g/t Au) that will be mined by Menzies commencing June 2002. The latest drill intersections are extremely encouraging, and follow-up drilling is planned. The mineralisation continues below the 60 metre vertical depth, which was the previous limit of drilling in the area. The gold occurs within an oxidised, iron-rich rock associated with felsic porphyry.

Tabulated results are provided on Attachment 1.

Yours faithfully

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861
30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au

MENZIES GOLD LTD

ATTACHMENT 1 – ROCKSTEADY PROJECT

Hole No	From (m)	To (m)	Interval (g/t Au)	N	E	RL	Dip
RSRC005	4	8	4m@ 2.28 g/t Au	15784	37250	314	-90°
RSRC006	4	18	14m@ 1.10 g/t Au	15794	37260	314	-90°
RSRC008	24	42	**18m@ 5.35 g/t Au**	15805	37270	314	-90°
RSRC009	20	31	**11m@10.53 g/t Au**	15795	37280	314	-90°
RSRC009	36	49	**13m@ 3.50 g/t Au**				
RSRC010	23	32	**9m@ 5.52 g/t Au**	15815	37280	313	-90°
RSRC011	40	41	1m@ 1.07 g/t Au	15784	37290	313	-90°
RSRC011	44	45	1m@ 1.36 g/t Au				
RSRC011	48	49	1m@ 1.03 g/t Au				
RSRC012	4	21	**17m@ 4.50 g/t Au**	15775	37270	313	-90°
RSRC012	24	35	**11m@ 6.18 g/t Au**				
RSRC012	40	41	1m@ 1.25 g/t Au				
RSRC012	55	56	1m@ 1.74 g/t Au				
RSRC013	4	16	**12m@ 3.10 g/t Au**	15787	37270	314	-90°
RSRC013	22	26	**4m@ 6.15 g/t Au**				
RSRC013	36	49	**13m@ 5.70 g/t Au**				
RSRC014	3	14	11m@ 2.13 g/t Au	15782	37260	314	-90°
RSRC014	35	43	8m@ 1.25 g/t Au				

[Assays are uncut, and are from a fourteen hole vertical reverse circulation programme totalling 745 metres]

29 May 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY, NSW 2000

Facsimile: 1300 300 021

Dear Sir

JOINT VENTURE AGREEMENT WITH THUNDELARRA ON THE ROTHSAY PROJECT

As part of a planned strategy of discovery and acquisition of high-grade gold resources, Menzies is pleased to announce the signing of a Heads of Agreement with Thundelarra Exploration Ltd on the Rothsay Gold Project in the Murchison Province, Western Australia. Under the terms of the agreement, Menzies may earn an interest of up to 65% in the Rothsay project by taking the project to final feasibility within twelve months and commencement of production within eighteen months.

In the initial stage of the earning period (Stage One) Menzies and Thundelarra will jointly fund exploration and metallurgical studies. Stage One will be completed within four months. Thereafter Menzies will sole fund feasibility work (within twelve months) and proceed to a decision to mine.

During Stage One, Menzies and Thundelarra will undertake diamond drilling beneath the old Rothsay workings to obtain representative metallurgical samples as well as infill drilling in areas where additional geological information is required. Stage Two will see the completion of the feasibility study, which will combine the 100% Menzies' owned Deflector deposit (King Solomon Mines Operation) which has an underground resource of 308,137t of 5.9 g/t Au and 2.7 % Cu (58,456 oz Au and 8,319 t Cu). The Rothsay and Deflector deposits compliment each other with similar milling requirements and copper credits.

The Rothsay project covers 1091ha and is held under two granted mining leases numbered 59/39 and 59/40 in the Yalgoo Mineral Field. Rothsay is situated 300 km north of Perth and approximately 95 kms south of the Menzies' 100% owned King Solomon Mines Operation (Murchison Gold Project). Previous operators had identified a resource of 470,000 tonnes of 9.97 g/t gold in 1988, and commenced mining. A total of 36,000 ounces was produced before the weakened gold price forced the mine closure in 1991. At the time of closure, remaining resources were 240,000 tonnes at 6.8 g/t gold (52,470 ounces). Recalculation of the resource by Thundelarra, based on additional drill information, resulted in an inferred and indicated resource of 69,000 tonnes @ 11.0g/t Au.

MENZIES GOLD LTD A.C.N. 009 075 861
30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au

The Rothsay mine workings are developed on a major shear zone, with consistent quartz veining extending for over 600 metres in the immediate vicinity of the mine. Drilling by Thundelarra in 2001 has extended the gold bearing portion of the vein some 475 metres south of the existing workings, with drill intersections of 5 metres @9.2 g/t Au and 0.63m @ 20.38 g/t Au between 86m and 165m depth.

There is considerable exploration upside at Rothsay, with a number of lode systems untested. As well, the immediate extensions of the main Rothsay lode have not been adequately tested, both along strike and down dip. The mine has excellent potential to be developed as a high-grade operation, utilising selective mining practices. Drilling at Rothsay is planned to commence in mid-June.

Paul Ingram
Managing Director

31 May 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY, NSW 2000 **Facsimile: 1300 300 021**

Dear Sir

JOINT VENTURE AGREEMENT WITH THUNDELARRA ON THE ROTHSAY PROJECT

We refer to our ASX announcement dated 29 May 2002 with respect to a joint venture agreement to develop the Rothsay Project.

The Company wishes to correct an error in that announcement, as well as clarify the stakeholder interests in the project.

a. The Rothsay project has an Indicated/Inferred Resource of 69,000 ounces (not "tonnes" as stated in the 29 May 2002 announcement) at an average grade of 11.0 g/t, using a 7 g/t cut off and a 1.2m minimum mining width.

b. Under the terms of the joint venture agreement, on completion of the Stage One Programme (infill drilling, metallurgical studies and along strike exploration), Thundelarra Exploration Ltd **("THX")** will have earned a 70% interest in the project from the current holders, Central West Gold NL **("CWG")**. Menzies then has the right to earn 50% of Thundelarra's equity in the project by completing a Final Feasibility Study by May 2003 and to commence production by November 2003.

   If CWG chooses to contribute after completion of Stage 1 (that is through the Final Feasibility Study program), project interests after completion of Final Feasibility Study will be Menzies 35%, THX 35% and CWG 30%. If CWG choose to dilute, then its loss of interest through the dilution process will be added to Menzies' interest. Further, if CWG's interest is diluted to 15% then Menzies has the right to acquire that remaining 15% interest of CWG for a payment of $500,000 cash. Therefore, Menzies could earn an interest of up to 65% in the project, subject to CWG's election to dilute or otherwise.

   Following completion of the Final Feasibility Study, Menzies will fund THX's share of costs through loan funds, which will be repaid by THX from its share of project revenues.

The ore from Rothsay will be treated through the Menzies' gold treatment plant at the King Solomon Mines Operation, which will be upgraded to handle ore from the Deflector Mine as well as Rothsay.

Yours faithfully

Paul Ingram
Managing Director

MENZIES GOLD LTD A.C.N. 009 075 861
30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au

MENZIES GOLD LTD A.C.N. 009 075 861
30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au

MENZIES GOLD LTD

ACN 009 075 861

QUARTERLY REPORT
30th June 2002

HIGHLIGHTS

- Commencement of mining in April 2002.
- Commissioning of the gold processing plant on the King Solomon Mines Operation (Murchison Gold Project) completed.
- Production of 4,964 ounces gold for the quarter.
- Exploration programmes commenced at Rothsay and Gullewa.

Overview:

At the beginning of the quarter, Menzies Gold Ltd ("Menzies") commenced gold production from its 100% owned King Solomon Mines Operation (Murchison Project) in Western Australia, following the commissioning of the treatment plant during March. The Murchison Project is situated approximately 360 kms NNE of Perth, connected by all weather roads. Menzies controls approximately 300 square kilometres of exploration and mining tenements in the region and there is considerable exploration upside. The Company has begun exploration planning in and around its Gullewa tenements and drilling at the Rothsay deposit to the southeast.

The gold treatment plant has a production capacity of 300,000 tonnes per annum. The operational planning involves the mining of a number of small open pits during the first eighteen months, after which mining from high-grade underground deposits at Deflector and Rothsay will commence. The high operating costs incurred during the quarter were expected, as the costs reflect the continued upgrade of the processing plant as well as the establishment of operational personnel and systems to ensure a steadily increasing cashflow once the higher grade, opencut reserves are brought on line in the coming quarter.

During the quarter, ore was mined from the Brandy Hill pit and from reserves stockpiled near the plant, with a total of 84,307 tonnes mined and treated, returning 4,964 oz gold. Operating cost of production was slightly higher than budgeted for this period, due to a lower than expected grade (2.59 g/t vs 2.91 g/t) and lower gold recoveries (90% vs 93%). This resulted in a total cost of production of A$583.29 (US$318.73) per ounce for the quarter, versus a budgeted cost of A$553.80 (US$302.62) per ounce. On a monthly basis, total cost of production per ounce gold was: A$563 (April), A$513 (May), A$696 (June).

Much of this cost was incurred in June, when difficult mining conditions were experienced from an excessive water inflow at the bottom level of the Brandy Hill pit. Mining from this pit has now finished, and mining has commenced on the Rocksteady and Michaelangelo pits. Both of these pits are close to the plant and have higher gold grades than at Brandy Hill. Consequently operating costs will be reduced in the coming quarter.

Gold Production

The first stage of mining at Brandy Hill and insitu surface reserves at Gullewa was completed in late June 2002, with a total of 84,307 tonnes at a gold grade of 2.59 g/t Au being processed for a recovery of 4,964 ounces. The Brandy Hill operation (66,000t) helped settle the plant and operational procedures, and worked slightly over budget due to excessive water inflows in the final mining stage. Ore was being hauled for a distance of 28 kms to the processing plant, a cost which, when combined with royalty payments to the lease owner, caused higher than normal operating costs.

Costs for the operation included the construction and maintenance of the haul road, as well as repairs and upgrades on the processing plant. Overall performance of the processing plant was satisfactory, with the plant achieving an average gold recovery of 90%. The plant suffered 21% downtime for the quarter due to a number of "teething" problems, particularly with the crushing and screening sections. These problems have now been rectified by the installation of a new screening section and other modifications, and plant downtime is expected to improve to around the -10% levels. The established borefield is being equipped ahead of time to ensure plentiful water supply during the summer months.

Costs will be reduced in the July – September 2002 quarter, with positive cash flows expected from operations thereafter as higher gold grades are mined and more accessible ore treated.

Following the completion of mining at Brandy Hill, ore will be sourced from the nearby Rocksteady and Michaelangelo pits, approximately four kilometres from the processing plant. Both of these deposits will supply plant feed until the end of 2002, at an average grade of >3.0 g/t Au. In addition, a small-scale underground operation has been commenced by tribute-miners at the Christmas Gift and New Phoenix mines, owned 100% by Menzies. High-grade ore from this mining will be treated in conjunction with the open cut ore from Rocksteady and Michaelangelo.


MUGGA RANGE PROJECT
INTERPRETED GEOLOGY
Plant Site

Figure 1 Plan showing the location of Rocksteady and Michaelangelo in relation to the plant site and New Phoenix

Mining Resources

Resources currently remain as reported in the last quarterly, having increased reserves at both Rocksteady and Michaelangelo through exploration during the mining of Brandy Hill.

The table below is indicative of widths and grades encountered during resource definition drilling at Rocksteady during the quarter.

Hole No.	From (m)	To (m)	Interval (g/t Au)	N	E	RL	Dip
RSRC005	4	8	4m@ 2.28 g/t Au	15784	37250	314	-90°
RSRC006	4	18	14m@ 1.10 g/t Au	15794	37260	314	-90°
RSRC008	24	42	18m@ 5.35 g/t Au	15805	37270	314	-90°
RSRC009	20	31	11m@10.53 g/t Au	15795	37280	314	-90°
RSRC009	36	49	13m@ 3.50 g/t Au				
RSRC010	23	32	9m@ 5.52 g/t Au	15815	37280	313	-90°
RSRC011	40	41	1m@ 1.07 g/t Au	15784	37290	313	-90°
RSRC011	44	45	1m@ 1.36 g/t Au				
RSRC011	48	49	1m@ 1.03 g/t Au				
RSRC012	4	21	17m@ 4.50 g/t Au	15775	37270	313	-90°
RSRC012	24	35	11m@ 6.18 g/t Au				
RSRC012	40	41	1m@ 1.25 g/t Au				
RSRC012	55	56	1m@ 1.74 g/t Au				
RSRC013	4	16	12m@ 3.10 g/t Au	15787	37270	314	-90°
RSRC013	22	26	4m@ 6.15 g/t Au				
RSRC013	36	49	13m@ 5.70 g/t Au				
RSRC014	3	14	11m@ 2.13 g/t Au	15782	37260	314	-90°
RSRC014	35	43	8m@ 1.25 g/t Au				

Table 1 Drilling results from Rocksteady

The mineralisation occurs in steeply dipping zones associated with structural intersections. There is good geological evidence that there will be more gold deposits in and around the Rocksteady-Michaelangelo area, now that the mineralisation controls are being understood. The area will be the subject of exploration drilling in the coming quarter.

During the coming quarter, final feasibility work will also commence on the Deflector project, some eight kilometres from the plant site, where reserves are:

Open Pit: 91,000 tonnes @ 4.7g/t Au and 1.52% Cu
Underground: 308,000 tonnes @ 5.9g/t Au and 2.7% Cu

Safety and Environment

A safe working environment was demonstrated during the first quarter of full operation by the lack of significant reportable incidents at site during the quarter. Additional staff training for both emergency response and paramedical procedures is ongoing. All environmental procedures are in place, and the efficient closure of the Brandy Hill pit exceeded all requirements.

Exploration

King Solomon Mines Operation

Exploration work during the quarter at the King Solomon Mines Operation at Gullewa was focused in and around existing resources. In conjunction with the establishment of production, Menzies geologists have developed a number of exploration targets within the tenements that will be drilled in the upcoming quarters, with the main focus being on the Rocksteady-Michaelangelo and Deflector areas. Limited exploration drilling at Rocksteady-Michaelangelo has demonstrated that the structural controls to the mineralisation can be repeated under areas of shallow cover, and, with the opening of the mining pits on both areas, additional geological information will emerge.

At Deflector, there has been little drilling along strike from the existing lode structures, nor has there been any drilling at depth. Previous operators were assessing the project for an opencut operation. Menzies' current plans are to target high-grade mineralisation on the structures, which can be sourced from the planned underground operation.

Rothsay

In May 2002, Menzies entered into a joint venture agreement on the Rothsay Gold Project in the Murchison Province. Under the terms of the joint venture agreement, on completion of the Stage One Programme (infill drilling, metallurgical studies and along strike exploration), Thundelarra Exploration Ltd **("THX")** will have earned a 70% interest in the project from the current holders, Central West Gold NL **("CWG")**. Menzies then has the right to earn 50% of Thundelarra's equity in the project by completing a Final Feasibility Study by May 2003 and to commence production by November 2003.

If CWG chooses to contribute after completion of Stage 1 (that is through the Final Feasibility Study program), project interests after completion of Final Feasibility Study will be Menzies 35%, THX 35% and CWG 30%. If CWG choose to dilute, then its loss of interest through the dilution process will be added to Menzies' interest. Further, if CWG's interest is diluted to 15% then Menzies has the right to acquire that remaining 15% interest of CWG for a payment of $500,000 cash. Therefore, Menzies could earn an interest of up to 65% in the project, subject to CWG's election to dilute or otherwise.

Following completion of the Final Feasibility Study, Menzies will fund THX's share of costs through loan funds, which will be repaid by THX from its share of project revenues.

The Rothsay project covers 1091ha and is held under two granted mining leases numbered 59/39 and 59/40 in the Yalgoo Mineral Field. Rothsay is situated 300 km north of Perth and approximately 95 kms south of the Menzies' 100% owned King Solomon Mines Operation (Murchison Gold Project).

Previous operators had identified a resource of 470,000 tonnes of 9.97 g/t gold in 1988, and commenced mining. A total of 36,000 ounces was produced before the weakened gold price forced the mine closure in 1991. At the time of closure, remaining resources were 240,000 tonnes at 6.8 g/t gold (52,470 ounces). Recalculation of the resource by Thundelarra, based on additional drill information, resulted in an inferred and indicated resource of 69,000 ounces at an average grade of 11.0 g/t, using a 7 g/t cut off and a 1.2m minimum mining width.

The Rothsay mine is developed on a major shear zone, with consistent quartz veining extending for over 600 metres in the immediate vicinity of the mine. Drilling by Thundelarra in 2001 has extended the gold bearing portion of the vein some 475 metres south of the existing workings, with drill intersections of 5 metres @ 9.2 g/t Au and 0.63m @ 20.38 g/t Au between 86m and 165m depth.

There is considerable exploration upside at Rothsay, with a number of lode systems untested. As well, the immediate extensions of the main Rothsay lode have not been adequately tested, both along strike and down dip. The project has excellent potential to be developed as a high-grade operation, utilising selective mining practices.

The work programme being conducted by Menzies for the Rothsay Project is based on two principal objectives:

- Drilling to obtain sufficient representative samples of the Rothsay ore for metallurgical testing.
- Exploration drilling along strike to the North west of the main Rothsay workings at Tea Tree, to test an area of gold mineralisation defined by earlier work.

Paul Ingram
Managing Director

Note: Mr P.A. Ingram, Managing Director of the Company, has compiled the geological and technical information in this report. Mr Ingram is a member of AusIMM and a qualified geologist with more than 27 years industry experience.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MENZIES GOLD LTD

ABN	Quarter ended ("current quarter")
98 009 075 861	30 JUNE 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors	2,753	2,753
1.2	Payments for (a) exploration and evaluation	(8)	(399)
		(1)	(142)
	(b) development	(2,601)	(2,601)
	(c) production	(228)	(479)
	(d) administration		
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	4	36
1.5	Interest and other costs of finance paid	(19)	(27)
1.6	Income taxes paid	-	-
1.7	Other (closure of Bau activities – see note 6))	-	(94)
	Net Operating Cash Flows	(100)	(953)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(168)	(178)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	155
1.10	Loans to other entities	-	(797)
1.11	Loans repaid by other entities	-	-
1.12	Other – Cash transferred from Menzies' term deposit previously pledged as security	-	120
	- Security Deposit	-	(35)
	- Opening cash on acquisition of King Solomon Mines Ltd	-	40
	Net investing cash flows	(168)	(695)

1.13	Total operating and investing cash flows (carried forward)	(268)	(1,648)

1.13	Total operating and investing cash flows (brought forward)	(268)	(1,648)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	325
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(35)	(35)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	(35)	290
	Net increase (decrease) in cash held	(303)	(1,358)
1.20	Cash at beginning of quarter/year to date	522	1,562
1.21	Exchange rate adjustments to item 1.20	4	19
1.22	**Cash at end of quarter**	223	223

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	138
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

The aggregate payment comprises directors fees and remuneration, fees paid to a director related entity for the provision of accounting and office administration services, payment to a director related entity for the hire of equipment and rental of the office complex. The aggregate payment also includes payments for services provided by employees of the company, who are relatives of directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	See below	See below
3.2	Credit standby arrangements		

The Company's newly acquired subsidiary, King Solomon Mines Ltd has an equipment bank loan (secured), against which monthly repayments of $15,145 are made. The outstanding loan balance at 30 June 2002 was approximately $422,000.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	-
	Total	**100**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	216	282
5.2	Deposits at call	7	240
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	**223**	**522**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed		N/A		
6.2	Interests in mining tenements acquired or increased		N/A		

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	205,548,827	173,721,912		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	Nil			
7.5	**+Convertible debt securities** *(description)*	Nil			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	3,750,000 7,750,000 7,000,000 25,875,000		*Exercise price* 30 cents 20 cents 30 cents 4 cents	*Expiry date* 30-Sep-03 30-Apr-05 31-Mar-05 31-Mar-07
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	Nil			
7.11	**Debentures** *(totals only)*	Nil			
7.12	**Unsecured notes** *(totals only)*	Nil			

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 July 2002
(Company secretary)

Print name: Lisa Rowe

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

6 Costs incurred in relation to the withdrawal from the Bau Project include salaries, wages and termination benefits, staff relocation costs, payment of creditors and other office overheads.

= = = = =

ACN 009 075 861

QUARTERLY REPORT
31st March 2002

HIGHLIGHTS

- Completion of the 100% acquisition of King Solomon Mines Ltd and the Murchison Gold Project.
- Commencement of prestripping and mining in February-March
- Successful commissioning of the gold processing plant completed in March.
- Exploration and delineation drilling was done at the "Rocksteady" deposit, and results to date are encouraging.

Overview:

During the quarter, Menzies completed a due diligence/fatal flaw study on the Murchison Project. The positive results of the study resulted in the completion of 100% acquisition of the tenement holders, King Solomon Mines Ltd (KSM).

On April 1st, Menzies commenced full gold production from its 100% owned Murchison Project in Western Australia, following the successful commissioning of the treatment plant during March.

The Murchison Project is situated approximately 360 kms NNE of Perth, connected by all weather roads. The Project has an established gold treatment plant on site, with a current capacity of 300,000 tonnes per annum. Resources of 229,105 ounces of gold and 12,131 tonnes of copper have been delineated to date on the tenements comprising the Project. The tenements cover highly prospective Archaean greenstone in the south west of the Yilgarn Craton.

Under the planned production scenario, Menzies anticipates producing 26,000 ounces of gold in the first twelve months, steadily increasing production to 67,000 ounces per annum in 2004. Over the life of the mine, the estimated operating cost of production is US$167 per ounce, and the estimated total cost of production including capital, is US$199 per ounce . Based on current data and assumptions, the project is expected to generate AUD$23 million in free cashflow to Menzies through to October 2005. Key assumptions made in projecting these numbers include sale prices of US$295 per ounce for gold and US$1,500 per tonne for copper. There is considerable exploration upside in the tenements held in the project, and the Company will begin an aggressive exploration campaign before mid-year.

Mining Commenced

The first of a series of shallow opencut mines has been commenced at Brandy Hill, where the Company had defined mineable resources of 57,017t @ 3.0 g/t Au within a total resource of 101,000 t @ 2.5 g/t Au. Recent grade control drilling and resource development has increased both the tonnes and grade of the deposit, and a new pit optimisation is being completed. The overall grade of the deposit is expected to be higher than the earlier estimates.
Drilling and blasting is underway. A summary of achievements to date is:

- Operations at Brandy Hill commenced on 15/03/02 with the up-grade of the existing 25km of station road (for ore haulage) from Brandy Hill to the Gullewa Mill.

- T & T Freeman, contract earthmovers, was awarded the contract to conduct the mining, road construction and ore haulage for the project.

- The 25km of haul road construction to Brandy Hill was completed.

- Mining commenced with 2,612 tonnes of laterite ore from the Western Laterite Pit and 1,537 tonnes from the Southern Laterite Pit being delivered to the treatment plant ROM.

- Mining has also commenced on the Brandy Hill South Pit with 1,610 bcm of waste moved to construct safety bunds around the pit.

- The formal notification of mining was sent to the Department of Minerals and Petroleum Resources (DOMPR) on the 8/03/02.

Processing

The processing plant was refurbished during the early part of the Quarter, with all major items inspected, and refurbished where required. During the first half of March the processing plant was being commissioned on day shift only with the limited workforce on site until all start up issues were resolved. The full mill workforce was brought in and commenced continuous operation on the 22nd of March, to begin full scale commissioning. This process was complete on the last day of March. In addition:

- 6,951 dry tonnes were treated at a calculated head grade of 2.47 grams per tonne.

- During March commissioning, gold recovery was 93.16%

- Two strips took place and 8,800 grams of dore was produced and delivered to the Australian Gold Refinery (AGR) in Perth on 2/04/02.

KSM Agreement Details

Consideration payable for the acquisition of the entire share capital of KSM is as follows:

1) the allotment and issue of 61,664,648 fully paid ordinary shares in Menzies;

2) 19,375,000 options, each to acquire one Menzies share at an exercise price of 4 cents per share on or before 31 March 2007; and

3) up to $1,800,000 in cash, but see below for further details.

The shares and options referred to above were allotted on 20 March 2002. The cash component is payable on 16 September 2002. However, on or before 13 September 2002, Menzies can elect to settle up to $900,000 of this $1.8m liability by issue of Menzies shares. If Menzies makes such an election, the issue price (and consequently the determination of the number of shares) per share will be the weighted average price of Menzies shares traded on ASX during the five trading days prior to the date of Menzies' election.

Mining Resources

As part of the KSM acquisition the company has announced the following measured and indicated resources, which have been verified during the Due Diligence study. The table includes only inferred resources at Deflector:

Deposit	Category	Tonnes	Gold Grade	Ounces	Copper Grade	Copper Tonnes
*Golden Stream	Measured Resource	22,900	2.9	2,135		
**Michaelangelo	Indicated Resource	188,000	3.7	22,364		
*Michaelangelo West	Measured Resource	15,400	2.0	990		
*Monarch open cut	Measured Resource	12,000	3.1	1,196		
*Monarch Underground	Indicated Resource	29,900	6.7	6,441		
**Rocksteady	Measured Resource	108,000	3.5	12,153		
*New Phoenix	Indicated Resource	10,500	13.9	4,692		
*Christmas Gift	Indicated Resource	5,600	15.5	2,791		
Scats	Measured Resource	8,000	2.3	592		
[1]Brandy Hill	Indicated Resource	101,000	2.5	8,118		
Prince George	Indicate Resource	6,800	6.0	1,312		
Gold / Copper Resouces						
*Deflector	Indicated Resource	488,200	4.8	75,341	1.7	8,300
	Inferred Resource	176,700	4.3	24,428	2.0	3,532

1 Joint Venture with Julia Mines Limited

* The above resources have been taken from the 2000 Annual Report of Gullewa Limited and have been reported as JORC compliant.

** Calculated mining reserve by Holly Mining Pty Ltd.

From the resources presented in Table 1 above, the following material will be mined under the current three-year plan:

Three Year Plan	
Underground King Solomon, Christmas Gift & New Phoenix	18,000t @ 17.5 g/t Au
Open Pit Brandy Hill Michelangelo Stage 1 only Michelangelo Stage 2	57,017t @ 3.0 g/t Au 50,616t @ 3.7 g/t Au 138,792t @ 3.7 g/t Au
COPPER-GOLD RESERVES (Three Year Plan only)	
Deflector* **Open Pit** **Underground**	91,309t of 4.7 g/t Au and 1.52 % Cu 308,137t of 5.9 g/t Au and 2.7 % Cu

Exploration

The Murchison Project comprises 280 square kilometres of contiguous tenements, and offers considerable potential for additional gold discoveries. The potential is apparent when the following is considered:

- many of the delineated resources are based on relatively shallow drilling, and potential for additional resources beneath the existing deposits and along strike is considered high;
- there are a number of promising drill intersections and large geochemical anomalies outside of the current reserves / resources that have not been adequately followed up;
- exploration acreage in the vicinity of the mine is substantial and the potential (based on similar greenstone terranes in the Yilgarn) is largely untapped;
- the region outside of the tenements acquired in the current acquisition has numerous gold prospects that could be suitable for future underground development with the advantage of an established gold treatment plant in the area;

At the Rocksteady prospect, some three kilometres from the treatment plant, an RC drill programme is *underway to assist in the interpretation of the deposit prior to mining. To date, the results from three of* the holes are encouraging:

Hole No.	Northing	Easting	From (m)	To (m)	Intersection
RSRC 5	15784	37250	4	8	**4m @ 2.28 g/t Au**
RSRC 8	18604	37270	24	42	**18m @ 5.34 g/t Au**
RSRC 9	15795	37280	20	42	**21m @ 6.37 g/t Au**
RSRC 9 (incl)			20	27	**7m @ 15.93 g/t Au**

OTHER INVESTMENTS

Marketboomer

With sales this quarter to Hotel groups Mirvac and Starwood, marketboomer continues its penetration of the hospitality market. In a significant move, marketboomer entered into a licence agreement with leading New Zealand ecommerce consultancy, Electronic Commerce Network (ECN) that will see marketboomer launched in New Zealand in April / May 2002.

Also marketboomer product development in terms of scaleability and integration continues assisted by its recently awarded government R & D Start grant of $1.24m.

Paul Ingram
Managing Director

Note: Mr P.A. Ingram, Managing Director of the Company, has compiled the geological and technical information in this report. Mr Ingram is a member of AusIMM and a qualified geologist with more than 27 years industry experience.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MENZIES GOLD LTD

ABN	Quarter ended ("current quarter")
98 009 075 861	31 MARCH 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors		
1.2	Payments for (a) exploration and evaluation	(102)	(391)
	(b) development	(141)	(141)
	(c) production	-	-
	(d) administration	(92)	(251)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	9	32
1.5	Interest and other costs of finance paid	(8)	(8)
1.6	Income taxes paid	-	-
1.7	Other (closure of Bau activities – see note 6))	-	(94)
	Net Operating Cash Flows	(334)	(853)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(10)	(10)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	155
1.10	Loans to other entities	(293)	(797)
1.11	Loans repaid by other entities	-	-
1.12	Other – Cash transferred from Menzies' term deposit previously pledged as security	1	120
	- Security Deposit	(35)	(35)
	- Opening cash on acquisition of King Solomon Mines Ltd	40	40
	Net investing cash flows	(297)	(527)
1.13	Total operating and investing cash flows (carried forward)	(631)	(1,380)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(631)	(1,380)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	325	325
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	325	325
	Net increase (decrease) in cash held	(306)	(1,055)
1.20	Cash at beginning of quarter/year to date	840	1,562
1.21	Exchange rate adjustments to item 1.20	(12)	15
1.22	**Cash at end of quarter**	522	522

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	25
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

The aggregate payment comprises directors fees and remuneration.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period the Company issued 61,664,648 ordinary shares at 2 cents each together with 19,375,000 free attaching options exercisable at 4 cents each on or before 31 March 2007, as partial consideration for the acquisition of the entire share capital in King Solomon Mines Ltd.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	See below	See below
3.2	Credit standby arrangements		

The Company's newly acquired subsidiary, King Solomon Mines Ltd has an equipment bank loan (secured), against which monthly repayments of $15,145 are made. The outstanding loan balance at 31 March 2002 was approximately $430,000.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	120
4.2	Development	100
	Total	**220**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	282	622
5.2	Deposits at call	240	218
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	**522**	**840**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed		N/A		

6.2	Interests in mining tenements acquired or increased		See Attachment 1		

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	205,548,827	173,721,912		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	13,000,000 61,664,648	13,000,000 29,837,733	2.5 cents 2 cents	2.5 cents 2 cents
7.5	**+Convertible debt securities** *(description)*	Nil			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	3,750,000 7,750,000 7,000,000 25,875,000		*Exercise price* 30 cents 20 cents 30 cents 4 cents	*Expiry date* 30-Sep-03 30-Apr-05 31-Mar-05 31-Mar-07
7.8	Issued during quarter	25,875,000		4 cents	31-Mar-07
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	Nil			
7.11	**Debentures** *(totals only)*	Nil			
7.12	**Unsecured notes** *(totals only)*	Nil			

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 April 2002
(Company secretary)

Print name: Susmit Shah

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

6 Costs incurred in relation to the withdrawal from the Bau Project include salaries, wages and termination benefits, staff relocation costs, payment of creditors and other office overheads.

== == == == ==

ATTACHMENT 1

The Company has the following mineral interests as a result of the acquisition of King Solomon Mines Ltd (KSM) on 20 March 2002:

Tenement	Name	Prospect
M59/49 (200ha)	New Phoenix	King Solomon Christmas Gift New Phoenix
M59/507	Monarch	Monarch
M59/133 (see note below)	Brandy Hill	Brandy Hill
M59/522		Tailings Dam
M59/132	Shannadoah	Shannadoah
M59/294		Waste Dumps
M59/335	Michaelangelo	Michaelangelo
M59/336		Michaelangelo ext
M59/391	Rocksteady	Rocksteady
M59/392		
M59/68	Golden Stream	Golden Stream
M59/356		
M59/442	Deflector	Deflector
M59/531		Kaolin Deposit
M59/394	Prince George	Prince George
M59/530		
E59/877		
L59/049		
L59/050		
L59/035		

Notes:

M59/133 - KSM has acquired the right to mine the Brandy Hill ore bodies in consideration for the payment of a royalty of $2.50 per tonne of ore milled to Julia Corporation Ltd.